VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

GALIANO GOLD INC.
(the "Company")

The Company reports that the following matters were voted upon and passed by the Shareholders of the Company at the annual general and special meeting of the Company held on June 11, 2026 (the "Meeting").  Attendance at the Meeting were 241 shares represented and voted in person and 164,840,261 shares represented and voted by proxy for a total of 164,840,502 voting shares represented at the Meeting, being 63.11% of the outstanding shares.  Voting results on the resolutions were as follows:

1. The number of directors was fixed at eight. Of the shares voted, 163,961,029 represented votes For (99.47%) and 879,231 represented votes Against (0.53%).

2. The following directors were elected, with the following voting results for each nominee:

DIRECTOR	VOTES FOR	% FOR	VOTES WITHHELD	% WITHHELD
Paul N. Wright	144,874,455	99.82	263,466	0.18
Judith Mosely	135,554,418	93.40	9,583,503	6.60
Dawn Moss	143,801,337	99.08	1,336,584	0.92
Greg Martin	135,593,957	93.42	9,543,964	6.58
Matt Badylak	135,581,784	93.42	9,556,137	6.58
Moira Smith	135,469,569	93.34	9,668,352	6.66
Navin Dyal	144,234,353	99.38	903,568	0.62
Lauren Roberts	144,219,084	99.37	918,837	0.63

3. Ernst & Young LLP ("EY"), Chartered Accountants, were reappointed auditor of the Company for the ensuing year and the directors were authorized to fix the remuneration paid to EY.  Of the Shares voted, 164,453,236 represented votes For (99.77%) and 387,024 represented votes Withheld (0.23%).

4. The Company's Omnibus Equity Incentive Plan was approved. Of the Shares voted, 134,451,481 represented votes For (92.64%), and 10,686,439 represented votes Against (7.36%).

5. A non-binding advisory resolution was approved, accepting the Company's approach to executive compensation. Of the Shares voted, 135,019,009 represented votes For (93.03%) and 10,118,911 represented votes Against (6.97%).

There were 19,702,340 non-votes recorded (but not voted) on the resolutions to appoint each of the directors; the resolution to fix the number of directors and the appointment of the auditors each had 1 non-vote; and the resolutions for approval of the Omnibus Equity Incentive Plan and the advisory vote on executive compensation each had 19,702,341 non-votes. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.